

Jim Schleckser · 3rd

I Grow CEO Personal and Business Performance through Powerful Peer Advisory Groups : Best-Selling Author & Speaker

Talks about #ceo and #business

Washington DC-Baltimore Area · Contact info

7,465 followers · 500+ connections

Inc. CEO Project

University of Maryland Global Campus

Experience

Inc. CEO Project
17 yrs 2 mos

Chief Executive Officer
Feb 2005 - Present · 17 yrs 2 mos
Potomac, MD

CEO of the Inc. CEO Project, a firm that builds advanced advisory groups for CEO that are ready to graduate from their CEO peer group to a structured methodology.

CEO Advisory Board Member
Part-time
Apr 2005 - Present · 17 yrs
Potomac, Maryland, United States

Inc. CEO Project is a business advisory group for high-performing, experienced CEOs.

Inc.com Columnist
Inc. Magazine
Aug 2014 - Present · 7 yrs 8 mos

Inc. Magazine provides advice, tools, and services that help your small business grow.

Board Member
Transparent BPO
Mar 2019 - Present · 3 yrs 1 mo
United States & Belize

Transparent BPO, designs custom, brand-boosting contact center outsourcing solutions to fit retail business needs

Board Member
J.W. Logistics, LLC
Feb 2020 - Present · 2 yrs 2 mos
Frisco, Texas

JW Logistics is an non-asset based logistics provider serving the retail and direct to consumer space

Board Member
Daniel Defense, Inc.
Nov 2018 - Present · 3 yrs 5 mos
Savannah, Georgia Area

Daniel makes award winning products for personal, law enforcement and military defense.

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Education

University of Maryland Global Campus
Doctor of Business (DBA), Management
Jan 2020
Activities and societies: Phi Kappa Phi Honor Society

Doctoral Student

London Business School
Post-Graduate Studies, International Business
2000 - 2000

University of Connecticut
MBA, Marketing & Finance
1985 - 1988
Activities and societies: Beta Gamma Sigma Honor Society

Show all 7 education →